EXHIBIT 1.3
Rules of Procedure
for the Supervisory Board of
Infineon Technologies AG
– July, 2005 version –
The Supervisory Board of Infineon Technologies AG gives itself the following Rules of Procedure, according to § 10 (3) of the Articles of Association:
§ 1
General
(1)	The Supervisory Board shall carry out its business according to the provisions of law, the Articles and these Rules of Procedure of the company. Its members have the same rights and duties, insofar as they are not determined differently by law or the Articles. They are not bound by any orders or directives and are only responsible for the general welfare of the company.

(2)	The Supervisory Board shall in particular supervise the business management of the Management Board. Furthermore, the Supervisory Board shall support the Management Board through advice and promote the goals of the company.
§ 2
Chairman and Deputy Chairman
(1)	Following the election of the new Supervisory Board in the general shareholder meeting, a meeting of the Supervisory Board shall take place, for which no special convening is needed (constitutive meeting). The Supervisory Board shall elect according to the rules of the Codetermination law a chairman and a deputy chairman for the duration of its term. The deputy chairman shall act in all cases for the chairman when the chairman is not able to do so, unless prohibited by the Articles or Rules of Procedure. Whenever he acts for the chairman, a deputy chairman has the same rights as the chairman of the Supervisory Board, with the exception of the second vote the chairman is entitled to pursuant to the Codetermination law.

(2)	If the chairman of the Supervisory Board or a deputy chairman resigns before they complete their tenure, a new election shall take place immediately for the remaining term of office of the resigned positions.
§ 3
Convening of Meetings
(1)	The meeting of the Supervisory Board shall take place at least once per calendar quarter. Further meetings shall be called if it is deemed necessary.

(2)	The meeting of the Supervisory Board shall be announced in writing, through telefax or through electronic mail, by the chairman giving at least two weeks advance notice. The day on which the notification is mailed and the day of the meeting shall not be counted. In urgent cases, the chairman can shorten the notice period to three days and give notice of the meeting orally or by phone.

(3)	The place and time of the meeting, as well as the principal items on the agenda and suggested resolutions shall be included in the notification. The documents for consultation shall, as a general rule, be conveyed in writing and in good time.

(4)	The meeting of the Supervisory Board shall take place at the location of the company, if the chairman of the Supervisory Board does not determine another location.
§ 4
Resolution-Making
(1)	Resolutions of the Supervisory Board shall be made in a meeting. Resolutions made without a meeting of the board shall be permissible in writing, by telefax or electronic mail, unless a member of the Supervisory Board immediately objects to this process. The following paragraphs 2 to 8 also apply for voting without a meeting.

(2)	The Chairman of the Supervisory Board shall chair the meeting of the Supervisory Board. He will determine the sequence of the items on the agenda as well as the type and sequence of voting.

(3)	The Supervisory Board has reached a quorum if the members of the Supervisory Board have been properly invited using their most recent available addresses and at least half of the members comprising the Supervisory Board are present casting their votes in person or in writing. A member of the Supervisory Board shall also be deemed to participate in the resolution making if he abstains from voting.

(4)	The items on the agenda that have not been properly announced can only be resolved at a meeting if none of the Supervisory Board members who are present at the meeting objects. Members of the Supervisory Board who are absent shall be given an opportunity to object or cast their vote in writing within a reasonable period of time as determined by the chairman of the Supervisory Board. The resolution shall become effective if no absent members of the Supervisory Board object within this time period.

(5)	Resolutions of the Supervisory Board require the approval by a simple majority of the cast votes, unless the law calls for something different. This applies also to elections.

(6)	If the votes of the Supervisory Board shall reach a tie, a new vote will be held in which the chairman of the Supervisory Board shall have two votes.

(7)	An absent member of the Supervisory Board can cast his vote through delivery of his written vote by another member of the Supervisory Board.

(8)	Minutes of the meeting and resolutions of the Supervisory Board shall be created and shall be signed by the chairman of the Supervisory Board and the keeper of the minutes. Each member of the Supervisory Board shall be provided with a copy. The minutes shall contain the day and place of the meeting, the participants, the items on the agenda, the essential contents of the discussions and the resolutions adopted by the Supervisory Board. Each member of the Supervisory Board has the right to have his vote recorded in the minutes.
§ 5
Committees
(1)	Following the election of the chairman and the deputy chairman of the Supervisory Board, the Supervisory Board shall form a committee in compliance with its duties according to § 31 (3) of the Codetermination Law for the duration of its term. The committee shall consist of the chairman of the Supervisory Board, the deputy chairman, as elected pursuant to the Codetermination Law, and two other members, one of which is elected by the majority of the employee representatives and the other by the majority of the shareholder representatives of the Supervisory Board.

(2)	Should any of the other members of the committee resign before the expiration of his term, a successor shall be immediately elected for the remaining term of office. Paragraph 1 shall apply accordingly.

(3)	The Supervisory Board may create other committees with at least three members that shall consist of Supervisory Board members and award them certain powers and responsibilities. The Supervisory Board may afford decision-making power to the committees, unless prohibited by law.

(4)	The Supervisory Board shall determine a chairman of a committee, unless otherwise determined by the Rules of Procedure.

(5)	If the chairman of the Supervisory Board is a member of a committee and a vote results in a tie, the chairman, but not any deputy chairman, shall have two votes to break any reoccurrence of a tie if the matter is resubmitted for voting.

(6)	Resolutions of the Supervisory Board committees shall generally be made in meetings. Without a meeting, resolution making is permitted in writing, through telefax or email, unless a committee member objects immediately. § 3 (2) and (3), § 4 (2), (4), (5), (7), and (8) and § 10 of these Rules of Procedure apply to Supervisory Board committees accordingly.

(7)	A Supervisory Board committee has reached a quorum if two thirds, but at least three members, participate either in person or through casting their vote in writing.
§ 6
General Committee
(1)	Following the election of the chairman and the deputy chairman of the Supervisory Board, the Supervisory Committee shall form the General Committee, which shall consist of the chairman and the deputy chairman of the Supervisory Board and a further member, who is also a shareholder representative on the Supervisory Board. This further member shall be elected through a majority of the cast votes. Should this further member resign before the expiration of his term, a successor shall be immediately elected for the remaining term of office. The General Committee shall be chaired by the chairman of the Supervisory Board.

(2)	The General Committee shall be in charge of resolving the following matters:
a)	Execution, amendments and termination of agreements with members of the Management Board;

b)	Admission of a member of the Management Board into the Supervisory Board, executive board or advisory board of a for-profit-company;

c)	Extension of credit to members of the Management Board and Supervisory Board (§ § 89 and 115 AktG) as well as other persons that are working for Infineon or who are working for a company that is partly owned or managed by Infineon;

d)	Carrying out other legal transactions with regard to the Management Board according to § 112 AktG;

e)	Amendments that only affect the formulation of the articles of incorporation.
(3)	The General Committee shall be in charge of preparing resolutions for the Supervisory Board in the following matters:
a)	Election and removal of members of the Management Board including the assessment of their performance and succession planning.

b)	other resolutions of the Supervisory Board regarding the Management Board.

c)	Execution of contracts with members of the Supervisory Board within the meaning of § 114 AktG.
(4)	The general committee has only reached a quorum if all members have participated in the voting.
§ 7
Investment, Finance & Audit Committee
1)	At the constitutive meeting the Supervisory Board shall appoint an Investment, Finance & Audit Committee from amongst itself.

2)	The Investment, Finance & Audit Committee shall consist of the chairman of the Supervisory Board, a shareholder member of the Supervisory Board and an employee member of the Supervisory Board. The Investment, Finance & Audit Committee shall be chaired by the chairman of the Supervisory Board.

3)	The duties and responsibilities of the Investment, Finance & Audit Committee include:

(i)	Questions of financial statements, in particular the preparation for the determination of the Supervisory Board regarding approval of the annual financial statements; for these purposes it is incumbent on the Investment, Finance & Audit Committee to review the preliminary audits the annual financial statements, the Company report, the recommendation for the application of profits as well as to discuss the audit report with the external auditor.

(ii)	Review of interim financial statements to be made public or to be filed with stock exchange authorities.

(iii)	Questions regarding the independence of the auditor, appointment of the auditor for the annual and consolidated financial statements including determination of the points of emphasis for the audits, the granting of exceptional approvals for advisory services by the auditor and the exercise of oversight over the auditor.

(iv)	Discussion of violations of the internal control system or other occurrences potentially to be reported by the audit committee to the Management Board.

(v)	Determination of a procedure that makes it possible for employees of the company to anonymously and confidentially report to the audit committee complaints regarding accounting and auditing practices of the company; and pursuant to which such complaints which have been received by the company from third parties shall be forwarded to the Committee.

(vi)	Inspection and review of the books and papers as well as other assets of the Company.

(vii)	Consent to the resolution of the Management Board or a especially designated committee of the Management Board regarding an increase in the capital by means of the issuance of new shares out of approved and or conditional capital to the extent that they are not to be issued to employees or the exclusion of pre-emptive rights in connection with a share option plan.

(viii)	The granting of consents to the following matters of business of the Management Board requiring consent:
•	investments in-kind, portfolio investments and financial investments (including lease financing investments), as well as disinvestments, to the extent that a single project exceeds 5% of the then applicable investment budget

•	the granting of surety-ships, guarantees and loans to third parties outside the concern, the amount of which exceeds 5% of the shareholders equity on the balance sheet
(ix)	Consent to the resolutions of the Management Board with respect to the exercise of the authority granted by the general Shareholders Meeting regarding the issuance of options or convertible securities, in particular the determination of lending limits and the possible exclusion of pre-emptive rights.

(x)	Discussion of questions regarding risk management and review of the risk management system.
(4)	In addition the Committee supports the Supervisory Board in the oversight of management. In may for this purpose in particular assert the special inspection and review rights of the Supervisory Board pursuant to Section 111 paragraph 2 of the Stock Corporation Act.

(5)	The Investment, Finance & Audit Committee has only reached a quorum if all members have participated in the voting.
§ 8
Auditing of Annual Financial Statements
The Supervisory Board shall audit the annual financial statements, the report on the overall condition of the company and the proposal for distribution of profits as well as the group financial statements and the group report on the overall condition of the company according to § § 290, 291 or 292 (a) HGB. The auditor shall take part in the discussions of the Supervisory Board concerning these issues and report the significant results of this audit.
§ 9
Efficiency Audit
The Supervisory board will regularly audit, at least once a year, its work and the efficiency thereof. In line with this it will also ask the Management board for a discussion of the collaboration with the Supervisory Board.
§ 10
Conflicts of Interest
Every member of the Supervisory Board should avoid conflicts of interest, in particular those that could arise because of an advisory function or function in a body of clients, suppliers, creditors or other business partners, where possible. Where it is not possibly avoidable it must be resolved in favour of the company. The member in question must disclose all those above-mentioned conflicts of interest to the Supervisory Board.
§ 11
Confidentiality

(1)	The members of the Supervisory Board shall keep confidential all secrets of the company, especially trade or business secrets that they obtained by virtue of their status as a board member. Furthermore, the members of the Supervisory Board shall keep confidential other information known to them, disclosure of which could harm the interests of the company or affiliated companies. These obligations survive the termination of employment. The registered votes, the discussions and the opinions as well as other personal statements of each member of the Supervisory Board are also confidential.

(2)	If a member of the Supervisory Board intends to release confidential information or secrets, especially statements concerning the contents and discussions of Supervisory Board meetings as well as the contents of documents or resolutions of the Supervisory Board, to a third party, he shall inform the chairman of the Supervisory Board before doing so in order to resolve any disagreements regarding the duty of confidentiality. The chairman shall inform the other board members and solicit a statement of the entire board. Until the Supervisory Board has issued a statement, the Supervisory Board seeking to disclosure information shall abstain from disclosing such information.

(3)	After resigning from their office, members of the Supervisory Board shall immediately turn over to the company all documents in their possession that relate to matters of the company. The members of the Supervisory Board have no right of retention with respect to any such documents.
§ 12
Declaration of Intention
If certain acts or declarations are necessary to execute resolutions of the Supervisory Board, the chairman shall act on behalf of the board. Other documents and announcements of the Supervisory Board shall be signed by the chairman of the Supervisory Board.
§ 13
Effectiveness
These Rules of Procedure have become effective as of January 20, 2000. Any amendments will become effective upon the adopting of the respective resolution or at the time specified in the respective adopting resolution.